Securities and Exchange Commission
Washington, D.C. 20549

________________________

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

________________________

Datakey, Inc.
(Name of Subject Company (Issuer))

Snowflake Acquisition Corp. (Offeror)
A wholly-owned subsidiary of
SafeNet Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.05 per Share
Convertible Preferred Stock, Liquidation Value $2.50 per Share
(Title of Class of Securities)

Common Stock: 237909 10 6
Convertible Preferred Stock: None
(CUSIP Number of Classes of Securities)

Anthony A. Caputo
Chairman and Chief Executive Officer
SafeNet Inc.
4690 Millennium Drive
Belcamp, MD 21017
(410) 931-7500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Elizabeth R. Hughes, Esq.
Venable LLP
8010 Towers Crescent Drive, Suite 300
Vienna, VA 22182
(703) 760-1600

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid : Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐ ;

NEWS RELEASE

SafeNet Contact:	Maureen Kolb (443) 327-1238 mkolb@safenet-inc.com www.safenet-inc.com

Datakey Contact:	Tim Russell (952) 890-6850 tim.russell@datakey.com www.datakey.com

SafeNet Announces Plans to Acquire Datakey, Inc.
Acquisition Continues to Expand SafeNet’s Identity Management Portfolio

BALTIMORE, Maryland, September 9, 2004 – SafeNet, Inc. (NASDAQ: SFNT), setting the standard for information security, today announced that it has signed a definitive agreement to tender an offer to acquire Datakey, Inc. (OTC BB: DKEY.OB). Under the terms of the Agreement, SafeNet will acquire Datakey for $0.65 per share of common stock and $2.50 per share of convertible preferred stock in cash, for a transaction value of approximately $8 million. Additionally, SafeNet has loaned approximately $2.2 million to Datakey to pay off convertible promissory notes of Datakey. The deal will be slightly accretive the first quarter after closing.

According to Anthony Caputo, Chairman, and CEO of SafeNet, “We have been working with Datakey for almost a decade, and we want to leverage their existing technology and R&D capability to continue to broaden our user access and authentication business line. Both companies have been successful in securing government and financial sector customers worldwide, which we consider to be very strong markets for us going forward.”

Mr. Caputo added, “SafeNet’s acquisition strategy is customer driven, so we seek companies that can assist us in delivering to customer needs quickly. Solutions that secure and simplify user access and authentication are high among those needs. Today, SafeNet’s identity management portfolio consists of two market leaders – our iKey and Luna lines. Datakey adds user access and authentication solutions including both software and smart card capabilities. We are committed to build on our 30% market share – nearly double our competitors – in the $62 million USB hardware market.”

Datakey will operate as a new business unit, reporting through the Enterprise Security Division under Chris Fedde, Senior Vice President and General Manager.

About Datakey

Datakey focuses on delivering comprehensive token-based solutions that simplify enterprise-wide access and identity management. Their solutions make it easier to administer digital identities and to manage access to information technology resources. The core components of Datakey’s solution set – its Axis system, a PKI enablement product, and its credential management system – equip enterprises to more securely identify users and permit access in both the network and physical worlds. Datakey’s customers include the Bank of England, Canadian Department of National Defence, Clearstream Banking Luxembourg, Rabobank Netherlands, Federal Deposit Insurance Corp. (FDIC), U.S. Department of State, U.S. Bureau of Labor Statistics, and Wells Fargo.

Tim Russell, President and Chief Executive Officer of Datakey, said, “SafeNet and Datakey share strong technology, security-conscious customers, and similar corporate cultures. This combination offers strong benefits to our employees, partners, customers, and investors.”

About the Transaction

The acquisition is structured as a cash tender offer for all of the shares of common stock and convertible preferred stock of Datakey. Any shares of Datakey not acquired by SafeNet in the tender offer will be acquired in a second step merger in which remaining Datakey shareholders will receive the same cash price per share as that paid in the tender offer. In addition, SafeNet will assume or cash out Datakey stock options with an exercise price of $0.82 or less. The board of directors of Datakey has unanimously approved the acquisition and has voted to recommend that Datakey’s shareholders accept the tender offer and tender their Datakey shares. In addition, the officers and directors of Datakey and two of Datakey’s principal shareholders have agreed to tender shares representing in the aggregate approximately 23% of the outstanding shares in support of the transaction. The tender offer is expected to be completed in October 2004, subject to regulatory approvals and certain closing conditions, including the tender of 90% of the shares of common stock and all of the shares of convertible preferred stock of Datakey.

About SafeNet, Inc.

SafeNet is a global leader in information security. Founded more than 20 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. ARM, Bank of America, NetGear, the Departments of Defense and Homeland Security, Adobe, Samsung, Texas Instruments, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. For more information, visit www.safenet-inc.com.

Notice for Datakey Shareholders and Interested Parties: This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Datakey. SafeNet and its acquisition subsidiary expect to file a tender offer statement and related materials with the U.S. Securities and Exchange Commission or “SEC” and Datakey will file a solicitation/ recommendation with respect to such offer. Investors, Datakey shareholders and other interested parties are urged to read the tender offer statement and the solicitation/ recommendation when they become available because they contain important information, which should be read carefully before any decision is made with respect to the offer. The tender offer statement when filed by SafeNet and its acquisition subsidiary and the solicitation/recommendation statement when filed by Datakey will be made available to all shareholders of Datakey at no expense to them. The tender offer statement and the solicitation/recommendation statement will also be available for free at the SEC’s website at www.sec.gov or from SafeNet, by directing a request to SafeNet, Inc., 4690 Millennium Drive, Belcamp, Maryland 21017, Attention: Investor Relations.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others: the willingness of Datakey shares to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of regulatory approvals and third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Other important factors that could cause actual results to differ materially are included but are not limited to those listed in SafeNet’s and Datakey’s periodic reports and registration statements filed with the Securities and Exchange Commission. Neither SafeNet nor Datakey assume any obligation to update information concerning its expectations.